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09059966

SEC Mail Processing
Section

MAR 10 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-66851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LAKE BEULAH, LTD.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 NORTH OAKLEY
(No. and Street)

CHICAGO	ILLINOIS	60618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. LEHMANN — (773) 509-9597
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA, CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

8D 3/25/09

OATH OR AFFIRMATION

I, ROBERT J. LEHMANN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

LAKE BEULAH, LTD. as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 27th day of February, 2009

Notary Public

OFFICIAL SEAL
ANGELA FLORIDA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01-07-2011

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAKE BEULAH, LTD.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2008

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Lake Beulah, Ltd.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Lake Beulah, Ltd. as of December 31, 2008. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lake Beulah, Ltd. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Linda C. Rapacz, CPA

February 26, 2009

LAKE BEULAH, LTD.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash In Bank		$ 642
Securities Owned, at Market Value		2,090,737
Due From Broker		208,838
Total Current Assets		$ 2,300,217
TOTAL ASSETS		$ 2,300,217

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Securities Sold, not yet Purchased, at Market Value		$ 1,672,769
Total Liabilities		$ 1,672,769
STOCKHOLDER'S EQUITY		
Capital Stock - Common; No Par Value; 3,000 Shares Authorized; 1,000 Shares Issued and Outstanding	$ 1,000	
Additional Paid In Capital	280,674	
Retained Earnings	345,774	
Total Stockholder's Equity		627,448
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 2,300,217

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lake Beulah, Ltd (the Company) is an Illinois corporation, which was formed on February 18, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as an off the floor trader of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's stockholder has elected to be taxed as an S-Corporation; therefore the Company's income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no derivative activity in 2008 or open derivative financial instrument positions at December 31, 2008.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital and net capital requirements of $551,376 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of December 31, 2008.

NOTE 8 - CONTINGENT LIABILITIES

Beginning in mid August, the Company's legal counsel undertook its representation with an investigation by the Staff of the Chicago Stock Exchange (the Exchange). Although the scope of the Staff's investigation is unclear and the focus of the investigation appears to have changed over time, counsel's current understanding is that the Staff is attempting to determine whether the Company engaged in "pre-arranged trading" in violation of Article 9, Rule 10 of the Exchange's Rules of General Applicability. More specifically, counsel understands that the Staff is considering whether a pattern of trading at the Exchange that has long been used by the Company to execute a dividend reinvestment arbitrage program reveals an alleged improper agreement between the Company and its trading counterparty on the terms and conditions, and specifically the price, at which the Company would purchase and then sell (or vice versa) the stock of publicly traded companies that had declared stock dividends. In connection with the Staff's investigation, the Company has produced documents, and its principal consented to, and appeared at, an on-the-record interview by the Exchange's Chief Enforcement Counsel. The Company's counsel was advised in January, 2009 that the Staff's investigation was still underway, but as of February 20, 2009 the Company's counsel has no details as to its status. At present counsel is unable to express any opinion as to the likely outcome of the investigation, the charges, if any, that might be issued by the Exchange once the investigation is concluded, or the range of sanctions that might be imposed in the event the Company is found to have violated Exchange Rules.

NOTE 9 - SUBSEQUENT EVENT

Effective January, 2009 the Company withdrew its broker dealer registration with the Securities and Exchange Commission and its membership with the Chicago Stock Exchange.